Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-214974

PROSPECTUS

30,215,200 Shares of Common Stock

This prospectus relates to the resale, from time to time by certain selling stockholders (the “selling stockholders”), of up to an aggregate 30,215,200 shares of our common stock consisting of:

(1)	5,897,677 shares of common stock issued to the selling stockholders pursuant to the conversion of our Series A Preferred Stock (“Series A Preferred Stock”) into shares of common stock and the subsequent Section 3(a)(9) of the Securities Act of 1933, as amended, exchange of the shares of common stock issued upon the conversion of the Series A Preferred Stock for Conversion Shares (as defined herein) and Conversion Warrants (as defined herein) in connection with the Stock Conversion and Exchange (as defined herein);

(2)	5,897,677 shares of common stock issuable upon the exercise of outstanding warrants (the “Conversion Warrants”) issued to the selling stockholders in connection with the Stock Conversion and Exchange;

(3)	10,658,204 shares of common stock issued to the selling stockholders in connection with the Unit Financing (as defined herein);

(4)	6,291,853 shares of common stock issuable upon the exercise of outstanding warrants (the “Unit Warrants”) issued to the selling stockholders in connection with the Unit Financing;

(5)	87,500 shares of common stock issuable upon the exercise of outstanding compensation warrants issued to certain selling stockholders as tail compensation for the investment of certain investors from the Series A Offering (as defined herein) in the Unit Financing (as defined herein);

(6)	327,046 shares of common stock issuable upon the exercise of the outstanding compensation warrants issued to certain selling stockholders as compensation for the investment of certain investors in the Series A Offering; and

(7)	1,055,243 shares of common stock issuable upon the exercise of outstanding compensation warrants issued to certain selling stockholders as compensation for services rendered to us in connection with the Unit Financing.

We will not receive any of the proceeds from the resale of these shares of our common stock by the selling stockholders. However, upon exercise we will receive the cash exercise price of the Conversion Warrants and Unit Warrants. We will not receive proceeds from the cashless exercise of the Unit Compensation Warrants issued to certain selling stockholders as compensation for services rendered in connection with the Unit Financing (the “Unit Compensation Warrants”) or the cashless exercise of Series A Compensation Warrants (“Series A Compensation Warrants”) issued to certain selling stockholders as compensation for the Series A Offering or the cashless exercise of the Tail Compensation Warrants (“Tail Compensation Warrants”) issued to certain selling stockholders as tail fees owed in connection with certain investors that invested in the Unit Financing.

The selling stockholders may sell or otherwise dispose of the shares of common stock or the shares of common stock issuable upon exercise of warrants covered by this prospectus or interests therein on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. Additional information about the selling stockholders, and the times and manner in which they may offer and sell shares of our common stock under this prospectus, is provided in the sections entitled “Selling Stockholders” and “Plan of Distribution” of this prospectus.

Our common stock is presently quoted on the OTCQB under the symbol “ANTB”. On January 9, 2017, the closing bid price of our common stock was $0.95 per share of common stock.

We issued an aggregate 30,215,200 of the shares covered by this prospectus in the Unit Financing. Additional information about the Unit Financing is provided in the section entitled “Description of Private Placements” of this prospectus.

You should consider carefully the risks that we have described in the section entitled “Risk Factors” beginning on Page 12 of this prospectus before deciding whether to invest in our common stock.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 20, 2017

You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that this prospectus is correct as of any time after its date.

ABOUT THE PROSPECTUS

In this prospectus, references to the “Company,” “AntriaBio,” “we,” “us,” “Antria Delaware,” and “our” and similar terms refer to AntriaBio, Inc. References to our “common stock” refer to the common stock, par value $0.001 per share, of AntriaBio, Inc.

You should read this prospectus together with information incorporated herein by reference as described under the heading “Documents Incorporated by Reference” and the additional information described under the headings “Where You Can Find More Information.” If there is any inconsistency between the information in this prospectus and the documents incorporated by reference herein, you should rely on the information in this prospectus.

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized any other person to provide information different from that contained in this prospectus and the documents incorporated by reference herein. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate as of the dates on the cover page, regardless of time of delivery of the prospectus or any sale of securities. Our business, financial condition, results of operation and prospects may have changed since those dates.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information set forth in this prospectus and the information it incorporates by reference may contain various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All information relative to future markets for our products and trends in and anticipated levels of revenue, gross margins and expenses, as well as other statements containing words such as “believe,” “project,” “may,” “will,” “anticipate,” “target,” “plan,” “estimate,” “expect” and “intend” and other similar expressions constitute forward-looking statements. These forward-looking statements are subject to business, economic and other risks and uncertainties, both known and unknown, and actual results may differ materially from those contained in the forward-looking statements. Examples of risks and uncertainties that could cause actual results to differ materially from historical performance and any forward-looking statements include, but are not limited to, the risks described under the heading “Risk Factors” beginning on page 12 of this prospectus, in our most recent Annual Report on Form 10-K, as well as any subsequent filings with the United States Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date such forward-looking statements are made. You should read carefully this prospectus and any related free writing prospectuses that we have authorized for use in connection with this offering, together with the information incorporated herein or therein by reference as described under the heading “Where You Can Find More Information,” completely and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify all of our forward-looking statements by these cautionary statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

PROSPECTUS SUMMARY

This summary highlights selected information about AntriaBio, Inc. and a general description of the securities that may be offered for resale or other disposition by the selling stockholders. This summary is not complete and does not contain all of the information that may be important to you. For a more complete understanding of us and the securities offered by the selling stockholders, you should carefully read this entire prospectus, including the “Risk Factors” section, any applicable prospectus supplement for these securities and the other documents we refer to and incorporate by reference. In particular, we incorporate important business and financial information into this prospectus by reference.

ANTRIABIO, INC.

AntriaBio, Inc. is a biopharmaceutical company that develops novel, sustained release injectable therapies. We apply our proprietary formulation and manufacturing capabilities to known, well-characterized molecules to create differentiated, patent-protected therapies that have the potential to significantly improve existing standards of care.

Our lead product candidate, AB101, is a microsphere formulation of PEGylated human recombinant insulin being developed as an extended acting basal insulin intended for once-weekly subcutaneous injection, for use alone and in combination with bolus prandial insulin or oral glucose lowering therapies, to improve glycemic control in patients with Type 1 and Type 2 Diabetes Mellitus. We believe AB101 has the potential to provide a near peak-less, slow and uniform release of basal insulin. The current standard of care in the $11 billion basal insulin market is daily or twice a day injections.

To formulate AB101 we use PEGylation chemistry to attach a low molecular weight (5000 Daltons) polyethylene glycol (“PEG”) to the phenylalanine amino acid residue on the N-terminus of insulin’s B peptide chain to create PEGylated insulin (“peginsulin”). By attaching a PEG in this fashion, human insulin becomes amphiphilic and can be uniformly co-dissolved in a solvent with PLGA, a biodegradable polymer. Following the dissolution of peginsulin and PLGA, the solvent is removed through an emulsification process and when dried, uniform microspheres are formed in a solid state solution. Prior to administration, the microspheres are reconstituted in an aqueous solution and when injected, the microspheres dissolve through hydrolysis, releasing insulin at a slow, steady and predictable rate over the course of a week.

In 2015, as a precursor to our US clinical studies and in order to fulfill requirements of the US Food and Drug Administration (“FDA”) in support of an Investigational New Drug (“IND”) filing, we conducted pre-clinical studies, including acute and sub-acute toxicity studies in two species, safety pharmacology and mutagenicity/genotoxicity studies. In accordance with the initial feedback that we received from the FDA in 2015, as a precursor to filing an IND and starting a clinical study, we conducted a six-month stability study of peginsulin, which was satisfactorily completed in June 2016. We also met face-to-face with the FDA in the 2nd quarter of calendar year 2016 in a pre-IND meeting to discuss our Phase 1 clinical study design. Notably, given the complexity of microsphere products, the agency advised us to ensure that our manufacturing process was robust before filing our IND and commencing a clinical study.

We have constructed a $3.2 million GMP sterile manufacturing suite in our Louisville, Colorado facility to produce AB101 material suitable for injection into patients. Based on the guidance received from the FDA and introduction of a senior manufacturing leader to the Louisville site, in calendar year 2016 we have been methodically engineering, testing and certifying the processes to be used in clinical manufacturing, to include the sterility assurance of the process and product as mandated by the FDA. In the 3rd quarter of calendar year 2016 we have successfully demonstrated our process by manufacturing sample batches of AB101 material at clinical scale. This has been a significant and complex scientific and engineering undertaking, as prior to this calendar year we had only manufactured AB101 in small non-sterile batches in our laboratories for use in animal studies and for analytical purposes.

We have made significant progress in demonstrating that we can manufacture AB101 at clinical scale, and we are finalizing our sterility assurance campaign, which will demonstrate that our manufacturing process can be conducted in a sterile fashion prior to making AB101 material for the clinical study, a fundamental and mandated exercise to ensure patient safety in the clinic. Qualifying the sterility of a manufacturing process and environment is generally complex and particularly so when manufacturing microsphere products as AB101 cannot be sterile-filtered as is common with most injectable products. Prior to the end of 1st quarter of calendar year 2017, we are planning to have completed a capital raise and have our facility fully qualified to enable the manufacture of clinical material. Following the manufacturing campaign, we will plan to file an IND with the FDA and commence the clinical study in the first half of calendar year 2017.

Capital Requirements

As of September 30, 2016, we have approximately $3.4 million in cash on hand to fund our operations. Since inception, we have raised approximately $44.4 million, which has enabled us to advance our microsphere platform, including completing preclinical studies for our lead product candidate, AB101, a potential once-weekly injectable basal insulin for patients with type 1 and type 2 diabetes.

Given our ongoing financial needs as well as our desired strategy to advance AB101 while scaling the business to include additional product candidates, we have reached a point in our evolution where we believe we need to raise capital in a different manner by conducting a relatively large institutionally focused round before the end of calendar year 2016. Fortunately, we have received a great deal of interest from the Korean investment community including large, sophisticated healthcare funds. We are currently in the process of meeting with various groups to determine the level of interest by Korean investors and funds. There can be no assurances that such capital will be available to us on acceptable terms or at all. If Korean investments do not formalize then the Company will need to explore alternative financing options.

Concurrent with our planned capital raise in the 4th quarter of calendar year 2016, we will establish a subsidiary in Seoul, which will be led by our Founder and Chairman of the Scientific Advisory Board, Dr. Hoyoung Huh. We plan to expand our core capabilities by tapping into the scientific prowess and know-how that exists in Korea. In addition, we may also seek to in-license or acquire technologies and/or product candidates that complement our existing pipeline.

The continuation of our business is dependent upon obtaining further financings and achieving a break even or profitable level of operations in our business. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current or future stockholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments. There are no assurances that we will be able to obtain additional financing through private placements and/or bank financing or other means necessary to support our working capital requirements. To the extent that funds generated from operations and any private placements, public offerings and/or bank financing are insufficient, we will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to us. These conditions raise substantial doubt about our ability to continue as a going concern.

Risks that We Face

Our Business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” beginning on page 12. These risks include, among others, the following:

•	We are a preclinical stage company and we do not have, and may never have, any products that generate significant revenues.
•	We will need substantial additional capital to fund our operations and if we fail to obtain additional capital, we may be unable to complete the development and commercialization of our product candidates or continue our research and development programs.

•	We rely on a single product candidate, and if the market does not develop for that candidate it could adversely impact our operating results.
•	Adverse events in our clinical trials may force us to stop development of our product candidate or prevent regulatory approval of our product candidates.
•	As our product candidates advance through clinical trials, they may not have favorable results or receive regulatory approval.

Corporate Information

Our principal executive offices are located at 1450 Infinite Drive, Louisville, CO 80027, and our telephone number is (303) 222-2128. Our internet address is http://www.antriabio.com. The information on our website is not incorporated by reference into this prospectus, and you should not consider it part of this prospectus.

The Offering

Common stock offered by selling stockholders

30,215,200 shares of common stock consisting of:

(1)  5,897,677 shares of common stock issued to the selling stockholders pursuant to the conversion of our Series A Preferred Stock into shares of common stock and the subsequent Section 3(a)(9) exchange of the shares of common stock issued upon the conversion of the Series A Preferred Stock for Conversion Shares and Conversion Warrants in connection with the Stock Conversion and Exchange;

(2)  5,897,677 shares of common stock issuable upon the exercise of the Conversion Warrants issued to the selling stockholders in connection with the Stock Conversion and Exchange;

(3)  10,658,204 shares of common stock issued to the selling stockholders in connection with the Unit Financing;

(4)  6,291,853 shares of common stock issuable upon the exercise of the Unit Warrants issued to the selling stockholders in connection with the Unit Financing;

(5)  87,500 shares of common stock issuable upon the exercise of Tail Compensation Warrants issued to certain selling stockholders as tail compensation for the investment of certain investors from the Series A Offering in the Unit Financing;

(6)  327,046 shares of common stock issuable upon the exercise of Series A Compensation Warrants issued to certain selling stockholders as compensation for the investment of certain investors in the Series A Offering: and

(7)  1,055,243 shares of common stock issuable upon the exercise of Unit Compensation Warrants issued to certain selling stockholders as compensation for services rendered to us in connection with the Unit Financing.

Common stock offered by us	None.

Common stock outstanding after this offering (assuming full exercise of the Conversion Warrants, the Unit Warrants, the Series A Compensation Warrants and the Unit Compensation Warrants) (1)	54,611,769

Use of Proceeds	We will not receive any of the proceeds from the resale or other disposition of the shares of our common stock covered by this prospectus by the selling stockholders. However, we will receive the cash exercise price upon the exercise of the common stock purchase warrants, other than the Series A Compensation Warrants and the Unit Compensation Warrants, the underlying shares of which are offered by this prospectus.

OTCQB symbol for our Common Stock	“ANTB”

Risk Factors	Investing in our common stock involves a high degree of risk. See the “Risk Factors” section of this prospectus on page 12 for a discussion of factors you should consider carefully before deciding to invest in our securities.

(1) This includes all current outstanding shares of common stock of 40,952,450 shares and the assumption of the exercise of 5,897,677 Conversion Warrants, 6,291,853 Unit Warrants, 87,500 Tail Compensation Warrants, 327,046 Series A Compensation Warrants and 1,055,243 Unit Compensation Warrants. The amount does not include any other stock options or warrants outstanding that are not included in this prospectus.

DESCRIPTION OF PRIVATE PLACEMENTS

During the third fiscal quarter of 2016, our management and board of directors (the “Board”) entered into discussions with respect to potential equity opportunities to raise up to $15,000,000 to address the Company’s working capital needs. As a result of these discussions, on March 24, 2016, we entered into a placement agent agreement (the “Placement Agent Agreement”) with Paulson Investment Company, Inc. (“Paulson” or the “Placement Agent”), a registered FINRA broker-dealer, whereby Paulson agreed to act as our placement agent for a period of eighteen (18) months from the date of the Placement Agent Agreement. On April 11, 2016, we also entered into a non-exclusive placement agent agreement with Brookline Capital Markets (“Brookline”), a registered FINRA broker-dealer, whereby Brookline would act as a placement agent to assist Paulson with the financing.

Series A Preferred Stock Conversion and Exchange

On April 12, 2016, we closed a private placement financing transaction (the “Series A Offering”) with approximately eleven (11) accredited investors. In connection with the Series A Offer and pursuant to a subscription agreement, we issued 3,255,006 shares of our Series A Preferred Stock. We received gross cash proceeds of $6,347,615, excluding Placement Agent compensation, transaction costs, fees and expenses in the Series A Offering.

On June 24, 2016, the holders of all of our issued and outstanding shares of Series A Preferred Stock converted their shares of Series A Preferred Stock into shares of common stock in accordance with the terms of Certificate of Incorporation as amended by our Certificate of Designations for the Series A Preferred Stock. In conjunction with the conversion of all of the issued and outstanding shares of Series A Preferred Stock, we entered into certain exchange agreements with all of the investors in the Series A Offering pursuant to which in exchange for the shares of common stock issued to such investors upon conversion of the Series A Preferred Stock we agreed to issue shares of common stock (“Conversion Shares”) and a related warrant (“Conversion Warrants”) equal to the Series A Offering purchase price plus accrued dividends at and exchange rate of $1.10 per Conversion Share and Conversion Warrant (“Series A Conversion and Exchange”).

Conversion Warrants

The Conversion Warrants permit the holders thereof to purchase shares of our common stock at an exercise price of $1.65 per share of common stock for a period of five (5) years from the date of issuance. The exercise price and the number of shares of our common stock issuable upon the exercise of the Conversion Warrants is subject to adjustment upon certain events, such as stock splits, combinations, dividends, distributions, reclassifications, mergers or other corporate change and dilutive issuances. This prospectus covers the shares of our common stock issuable upon the exercise of the Conversion Warrants.

Unit Financing

On October 13, 2016, we closed a private placement transaction (the “Unit Financing”) with approximately 112 accredited investors for 10,658,853 Units at a price per unit of $1.10 per Unit. In connection with the close of the Unit Financing, we entered into subscription agreements pursuant to which we issued either Class A Units or Class B Units of the Company (each a “Unit” and collectively, the “Units”) to the investors.

Each Class A Unit was priced at $1.10 and consisted of one share of our common stock (an “Offered Share”) and one-half of one common share purchase warrant (a “Warrant”) exercisable at $1.65 per share of our common stock (the “Warrant Shares”) at any time until 5:00 p.m. (Pacific Time) on the date that is sixty (60) months following the Close of the Unit Financing.  If an Investor had previously invested in one of AntriaBio’s previous private placement transactions and also invested a minimum of $50,000 in this Unit Financing, then the investor would receive Class B Units. Each Class B Unit was priced at $1.10 and consists of one Offered Share and one Warrant exercisable at $1.65 per Warrant Share at any time until 5:00 p.m. (Pacific Time) on the date that is sixty (60) months following the Close of the Unit Financing. We received gross cash proceeds of approximately $11.7 million, excluding Placement Agent compensation, transaction costs, fees and expenses in the Unit Financing. This prospectus covers the shares of our common stock issuable upon the exercise of the Unit Warrants.

Placement Agent Compensation

As compensation for its efforts in the Unit Financing, we paid Paulson placement agent fees of approximately $1.1 million and we issued them Unit Compensation Warrants in connection with the Unit Financing to purchase up to 983,652 shares of our common stock for a period of seven (7) years from the date of issuance with an exercise price of $1.65 per share of common stock. We also issued Tail Compensation Warrants as tail compensation for the investment of certain investors from the Series A Offering in the Unit Financing. The Tail Compensation Warrant will permit Paulson to purchase up to 87,500 shares of our common stock for a period of seven (7) years from the date of issuance with an exercise price of $2.50 per share of common stock. The Unit Compensation Warrants issued to Paulson in connection with the Unit Financing and the Tail Compensation Warrants contain cashless exercise rights, and shall be adjusted both as to the number of shares of common stock and price into which and at which they are exercisable, based on any splits, conversions, or reorganizations that affect the Company’s common stock.

As compensation for its efforts in the Unit Financing, we paid Brookline placement agent fees of approximately $66 thousand and we issued them Unit Compensation Warrants in connection with the Unit Financing to purchase up to 71,591 shares of our common stock for a period of seven and a half (7.5) years from the date of issuance with an exercise price of $1.65 per share of common stock. We had also issued Brookline Series A Compensation Warrants as compensation for the investment of certain investors in the Series A Offering. The Series A Compensation Warrant will permit Brookline to purchase up to 327,046 shares of our common stock for a period of seven and one-half (7.5) years from the date of issuance with an exercise price of $1.32 per share of common stock. The Unit Compensation Warrants issued to Brookline in connection with the Unit Financing and the Series A Compensation Warrants contain cashless exercise rights, and shall be adjusted both as to the number of shares of common stock and price into which and at which they are exercisable, based on any splits, conversions, or reorganizations that affect the Company’s common stock.

The Unit Compensation Warrants and the Series A Compensation Warrants issued to Paulson and Brookline in connection with the Unit Financing and Series A Offering are collectively referred to herein as the “Compensation Warrants.” This prospectus covers the shares of our common stock issuable upon the exercise of the Compensation Warrants.

Registration Rights

Pursuant to our contractual obligations under the Placement Agent Agreement, the Stock Conversion and Exchange and the Unit Financing, we are required to file a registration statement (the “Registration Statement”) under the United States Securities Act of 1933, as amended (the “Securities Act”) within ninety (90) days following the close of the Unit Financing. The Registration Statement covers: (i) shares of common stock issued pursuant to the Stock Conversion; (ii) shares of common stock issuable upon the exercise of the Conversion Warrants; (iii) shares of common stock issued in connection with the Unit Financing; (iv) shares of common stock issuable upon the exercise of the Unit Warrants; and (v) shares of common stock issuable upon the exercise of the Compensation Warrants. We have agreed to take all necessary actions and make all necessary filings to keep the Registration Statement effective for a period that extends from the first date on which the United States Securities and Exchange Commission (the “SEC”) issues an order of effectiveness in relation to the Registration Statement until such date as our legal counsel issues a legal opinion asserting that the shares of our common stock registered for resale under this prospectus are available for resale under Rule 144 of the Securities Act.

RISK FACTORS

An investment in us involves a high degree of risk. You should consider carefully the following information about these risks before deciding to purchase any of our securities. If any of the events or developments described below actually occurs, our business, results of operations and financial condition would likely suffer. In these circumstances, you may lose all or part of your investment. In addition, it is also possible that other risks and uncertainties that affect our business may arise or become material in the future.

Risks Related to Our Business

We will need substantial additional capital to fund our operations. If we fail to obtain additional capital, we may be unable to complete the development and commercialization of our product candidates or continue our research and development programs.

Our operations consume substantial amounts of cash. We expect to spend substantial amounts on research and development, including preclinical and clinical studies for our product candidates, manufacturing materials and expanding our research and development program. As of September 30, 2016, we have $3.4 million in cash on hand. It is anticipated that we will need at least an additional $15 million in capital through December 2017 to cover operating expenses, clinical testing and development of pipeline products. We expect that our cash used by operations will continue to increase for the next several years. If we are unable to raise additional capital by the end of first quarter calendar year 2017, we may have to significantly delay, scale back or discontinue one or more of our drug development or research and development programs. We also may be required to: seek collaborators for our product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; and relinquish, license or otherwise dispose of rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves on terms that are less favorable than might otherwise be available.

We may not be successful in our efforts to identify, discover or formulate product pipeline candidates.

Our primary strategy is to formulate and develop differentiated long-acting injectable therapies by applying our proprietary technology to known and well characterized molecules. Research and development programs require substantial technical, financial and human resources to identify new product pipeline candidates. Our research and development programs may initially demonstrate success in identifying potential product pipeline candidates but subsequently fail to yield them. Through our research and development programs, if we are unable to formulate innovative long-acting therapies based on our microsphere platform technology or otherwise, our long-term business, financial position, income, expansion and outlook may be materially adversely affected.

Our corporate objectives are dependent upon one another and to the extent that there is a delay or complication in any one objective, our ability to timely complete our other goals could be adversely impacted.

Our corporate objectives are dependent upon one another and to the extent that there is a delay or complication in any one objective, our ability to complete our other goals in a timely fashion could be adversely impacted. For example, prior to conducting our first human study, we must first file an IND for AB101 with the FDA and produce AB101 material under current good manufacturing practices (“cGMP”) conditions. We had experienced delays in finalizing the completion of our cGMP manufacturing suite as well as a delay in receiving certain equipment or parts for equipment used in the manufacturing process which has had an adverse impact our ability to manufacture sterile product which is needed to submit our IND and begin clinical studies.

Our manufacturing experience is limited.

We currently manufacture AB101. The manufacture of drugs for clinical trials and for commercial sale is subject to regulation by the FDA under cGMP regulations and by other regulators under other laws and regulations. We cannot assure you that we can successfully manufacture our products under cGMP regulations or other laws and regulations in sufficient quantities for clinical trials or for commercial sale, or in a timely or economical manner.

Our manufacturing facilities require specialized personnel and are expensive to operate and maintain. Any delay in the regulatory approval of product candidates to be manufactured in these facilities will require us to continue to operate these expensive facilities and retain specialized personnel, which may increase our losses. Construction of our manufacturing facility has been completed and validation is currently underway. Validation is an ongoing process that must be maintained to allow us to manufacture under cGMP guidelines. We cannot guarantee that the FDA or any foreign regulatory agencies will approve our other facilities or, once approved, that any of our facilities will remain in compliance with cGMP regulations.

The manufacture of pharmaceutical products is a highly complex process in which a variety of difficulties may arise from time to time. Specifically, the manufacture of microspheres consists of twelve highly engineered unit operations to produce a steril dry powder in vial for resuspension. We may not be able to resolve any such difficulties with this process in a timely fashion, if at all. We are currently the sole manufacturer of AB101 and if anything were to interfere with our continuing manufacturing operations in our facility, it could materially adversely affect our business and financial condition.

If one or more of our product candidates progress to mid- to late-stage development, we may incur significant expenses in the expansion and/or construction of manufacturing facilities and increases in personnel in order to manufacture product candidates. We cannot assure you that we have the necessary funds or that we will be able to develop this manufacturing infrastructure in a timely or economical manner, or at all. Currently, our other potential product candidates are manufactured in small quantities for use in various studies. We cannot assure you that we will be able to successfully manufacture additional product candidates at a larger scale in a timely or economical manner, or at all. If and when any of these product candidates are ready for clinical trials, we will need to manufacture them in larger quantities. If we are unable to successfully increase our manufacturing scale or capacity, the regulatory approval of such clinical studies may be delayed.

If we fail to develop manufacturing capacity and experience, fail to manufacture our product candidates economically or on reasonable scale or volumes, or in accordance with cGMP regulations, our development programs and commercialization of any approved products will be materially adversely affected. This may result in delays in filing our IND or in commencing our clinical trials. Any such delays could materially adversely affect our business and financial condition.

Results of preclinical testing or earlier clinical studies are not necessarily predictive of future results, therefore none of the product candidates we advance into clinical studies may have favorable results in later clinical studies or receive regulatory approval.

Success in preclinical testing and early clinical studies does not ensure that later clinical studies will generate adequate data to demonstrate the efficacy and safety of an investigational drug or biologic. A number of companies in the biopharmaceutical industry, including those with greater resources and experience, have suffered significant setbacks in Phase 3 clinical studies, even after seeing promising results in earlier clinical studies. We do not know whether any clinical studies we may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of our product candidates. If later stage clinical studies do not produce favorable results, our ability to achieve regulatory approval for any of our product candidates may be adversely impacted. Even if we believe that our product candidates have performed satisfactorily in preclinical testing and clinical studies, we may still fail to obtain FDA approval for our product candidates.

We may experience delays in our clinical trials that could adversely affect our financial position and our commercial prospects.

Many factors could affect the timing of clinical trials, including lack of cGMP drug product, slow patient recruitment, the proximity of patients to clinical sites, the eligibility criteria for the trial, competing clinical trials and new drugs approved for the conditions we are investigating. Other companies may be conducting clinical trials or may announce plans for future trials that will be seeking patients with the same indications as those we are studying. As a result of all of these factors, our trials may take longer to enroll patients than we anticipate. Delays in patient enrollment in the trials may increase our costs and slow down our product development and approval process. Our product development costs will also increase if we need to perform more or larger clinical trials than planned. Any delays in completing our clinical trials will delay our ability to generate revenue from product sales, and we may have insufficient capital resources to support our operations.

Due to our reliance on contract research organizations or other third parties to conduct clinical trials, we may not have complete control over the timing, conduct and expense of our clinical trials.

We plan to rely primarily on third parties to conduct our clinical trials. As a result, we will have less control over the conduct of the clinical trials, the timing and completion of the trials, the required reporting of adverse events and the management of data developed through the trial than would be the case if our own staff conducted all clinical trials. Communicating with outside parties can also be challenging, potentially leading to mistakes and difficulties in coordinating activities. Outside parties may have staffing difficulties, may undergo changes in priorities or may become financially distressed, adversely affecting their willingness or ability to conduct our trials. We may experience unexpected increased costs that are beyond our control. Problems with the timeliness or quality of the work of a contract research organization may lead us to seek to terminate the relationship and use an alternative service provider. However, making this change may be costly and may delay our trials, and contractual restrictions may make such a change difficult or impossible. Additionally, it may be impossible to find a replacement organization that can conduct our trials in an acceptable manner and at an acceptable cost.

Adverse events in our clinical trials may force us to stop development of our product candidates or prevent regulatory approval of our product candidates.

Our product candidates may produce serious adverse events in patients during clinical trials. These adverse events could interrupt, delay or halt clinical trials of our product candidates and could result in the FDA, or other regulatory authorities requesting additional preclinical data or denying approval of our product candidates for any or all targeted indications. An institutional review board, independent data safety monitoring board, the FDA, other regulatory authorities or the Company itself may suspend or terminate clinical trials at any time. We cannot assure you that any of our product candidates will prove safe for human use.

If our product candidates do not meet safety or efficacy requirements, they will not receive regulatory approval and we will be unable to market them.

The process of drug development, regulatory review and approval typically is expensive, takes many years and the timing of any approval cannot be accurately predicted. If we fail to obtain regulatory approval for our current or future product candidates, we will be unable to market and sell such products and therefore may never be profitable.

As part of the regulatory approval process, we must conduct preclinical studies and clinical trials for each product candidate to demonstrate safety and efficacy. The number of preclinical studies and clinical trials that will be required varies depending on the product candidate, the indication being evaluated, the trial results and regulations applicable to any particular product candidate.

The results of preclinical studies and initial clinical trials of our product candidates do not necessarily predict the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through initial clinical trials. We cannot assure you that the data collected from the preclinical studies and clinical trials of our product candidates will be sufficient to support approval by FDA or a foreign regulatory authority. In addition, the continuation of a particular study after review by an independent data safety monitoring board does not necessarily indicate that our product candidate will achieve the clinical endpoint.

The FDA and other regulatory agencies can delay, limit or deny approval for many reasons, including:

•	a product candidate may not be safe or effective;

•	our manufacturing processes or facility may not meet the applicable requirements; and

•	changes in regulatory agency approval policies or adoption of new regulations may require additional clinical trials or work on our end.

Any delay in, or failure to receive or maintain, approval for any of our products could prevent us from ever generating meaningful revenues or achieving profitability.

Our product candidates are prone to the risks of failure inherent in drug development. Before obtaining regulatory approvals for the commercial sale of any product candidate for a target indication, we must demonstrate safety in preclinical studies and effectiveness with substantial evidence gathered in well-controlled clinical studies. With respect to approval in the US, to the satisfaction of the FDA and, with respect to approval in other countries, to the satisfaction of regulatory authorities in those countries, we must demonstrate that the product candidate is safe and effective for use for that target indication and that the manufacturing facilities, processes and controls are adequate.

Despite our efforts, our product candidates may not:

•	offer therapeutic benefit or other improvements over existing, comparable therapeutics;

•	be proven safe and effective in clinical studies;

•	meet applicable regulatory standards;

•	be capable of being produced in sufficient quantities at acceptable costs;

•	be successfully commercialized; or

•	obtain favorable reimbursement.

We are not permitted to market AB101 or any of our other product candidates in the US until we receive approval of a new drug application, or approval of a biologics license application, from the FDA, or in any foreign countries until we receive the requisite approval from such countries. We have not submitted a new drug application or biologics license application or received marketing approval for any of our product candidates.

Preclinical testing and clinical studies are long, expensive and uncertain processes. We may spend several years completing our testing for any particular product candidate, and failure can occur at any stage. Negative or inconclusive results or adverse medical events during a clinical study could also cause us or the FDA to terminate a clinical study or require that we repeat it or conduct additional clinical studies. Additionally, data obtained from a clinical study is susceptible to varying interpretations and the FDA or other regulatory authorities may interpret the results of our clinical studies less favorably than we do. The FDA and equivalent foreign regulatory agencies have substantial discretion in the approval process and may decide that our data is insufficient to support a marketing application and require additional preclinical, clinical or other studies.

Any failure or delay by our third-party suppliers on which we rely or intend to rely to provide materials necessary to develop and manufacture our drug products may delay or impair our ability to commercialize our product candidates.

We rely upon a small number of third-party suppliers for the manufacture of certain raw materials that are necessary to formulate our drug products, including AB101, for preclinical and clinical testing purposes. We intend to continue to rely on them in the future. We also expect to rely upon third parties to produce materials required for the commercial production of our product candidates if we succeed in obtaining necessary regulatory approvals. If we are unable to arrange for third-party sources, or do so on commercially unreasonable terms, we may not be able to complete development of or market our product candidates.

There are a small number of suppliers for raw materials that we use to manufacture our drugs. Such suppliers may not sell these raw materials at the times we need them or on commercially reasonable terms. We do not have any control over the process or timing of the acquisition of these raw materials by our manufacturers. Moreover, we currently do not have any agreements for the commercial production of these raw materials. Although we generally do not begin a clinical study unless we believe we have a sufficient supply of a product candidate to complete the clinical study, any significant delay in the supply of raw material components needed to produce a product candidate for a clinical study due to the need to replace a third-party manufacturer could considerably delay completion of our clinical studies, product testing and potential regulatory approval of our product candidates. If we or our manufacturers are unable to purchase these raw materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply of such product candidates, which would impair our ability to generate revenues from the sale of our product candidates.

If we successfully commercialize any of our product candidates, we may be required to establish commercial manufacturing capabilities of larger scale. In addition, as our drug development pipeline increases and matures, we will have a greater need for clinical study and commercial manufacturing capacity. We have no experience manufacturing pharmaceutical products on a commercial scale and we may need to rely on third-party manufacturers with capacity for increased production scale to meet our projected needs for commercial manufacturing, the satisfaction of which on a timely basis may not be met.

Our competitors may develop and market drugs that are less expensive, more effective or safer than our product candidates.

The pharmaceutical market is highly competitive. If approved by regulatory agencies and subsequently commercialized, our product candidates that contain currently approved active ingredients will likely face competition from existing products on the market. In particular, if we successfully commercialize AB101, our product candidate would compete directly against Sanofi’s Toujeo and Lantus, Novo Nordisk’s Levemir and Tresiba and Eli Lilly’s Basaglar, a biosimilar insulin glargine that will become available in the US in December 2016. Additionally, other pharmaceutical and biotechnology companies may develop improved formulations of the same drugs that compete with drug products we are developing. It is possible that our competitors will develop and market products that are less expensive, more effective or safer than our future products or that will render our products obsolete. We expect that competition from pharmaceutical and biotechnology companies, universities and public and private research institutions will increase. Many of these competitors have substantially greater financial, technical, research and other resources than we do. We may not have the financial resources, technical and research expertise or marketing, distribution or support capabilities to successfully compete with these competitors.

After the completion of our clinical studies, we cannot predict whether or when we will obtain regulatory approval to commercialize our product candidates and we cannot, therefore, predict the timing of any future revenue from these product candidates.

Even if we achieve positive clinical results and file for regulatory approval, we cannot commercialize any of our product candidates until the appropriate regulatory agencies have reviewed and approved the applications for such product candidates. We cannot assure that the regulatory agencies will complete their review processes in a timely manner or that we will obtain regulatory approval for any product candidate we develop. Satisfaction of regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical studies and FDA regulatory review.

Even if our product candidates receive regulatory approval, they may still face future development and regulatory hurdles.

Even if US regulatory approval is obtained for a particular drug candidate, the FDA may still impose significant restrictions on marketing, indicated uses and/or require potentially costly post-approval studies or post-market surveillance. For example, the label ultimately approved, if any, may include restrictions on use. Further, the FDA may require that long-term safety data may need to be obtained as a post-market requirement. Even if the FDA or a foreign regulatory agency approves a product candidate, the approval may impose significant restrictions on the indicated uses, conditions for use, labeling, advertising, promotion, marketing and/or production of such product and may impose requirements for post-approval studies, including additional research and development and clinical trials. The FDA and other agencies also may impose various civil or criminal sanctions for failure to comply with regulatory requirements, including substantial monetary penalties and withdrawal of product approval.

In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current good manufacturing practices and regulations. If we or a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. If we, our product candidates or the manufacturing facilities for our product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters or untitled letters;

•	seek an injunction or impose civil or criminal penalties or monetary fines;

•	suspend or withdraw regulatory approval;

•	suspend any ongoing clinical studies;

•	refuse to approve pending applications or supplements to applications filed by us;

•	suspend or impose restrictions on operations, including costly new manufacturing requirements; or

•	seize or detain products, refuse to permit the import or export of products, or require us to initiate a product recall.

The occurrence of any event or penalty described above may inhibit our ability to commercialize our products and generate revenue.

If any of our product candidates for which we receive regulatory approval does not achieve broad market acceptance, the revenue that we generate from its sales, if any, will be limited

The commercial success of our product candidates for which we obtain marketing approval from the FDA or other regulatory agencies will depend upon the acceptance of these products by the medical community, including physicians, patients and payors. The degree of market acceptance of any of our approved products will depend on a number of factors, including:

•	demonstration of clinical safety and efficacy compared to other products;

•	prevalence and severity of any adverse effects;

•	limitations or warnings contained in a product’s FDA-approved labeling;

•	availability of alternative treatments;

•	pricing and cost-effectiveness;

•	the effectiveness of our or any future collaborators’ sales and marketing strategies;

•	our ability to obtain and maintain sufficient third-party coverage or reimbursement from government health care programs, including Medicare and Medicaid; and

•	the willingness of patients to pay out-of-pocket in the absence of third-party coverage.

If our product candidates are approved, but do not achieve an adequate level of acceptance by physicians, health care payors and patients, we may not generate sufficient revenue from these products, and we may not become or remain profitable. In addition, our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful.

Recently enacted and future legislation or regulatory reform of the health care system in the US and foreign jurisdictions may affect our ability to sell our products profitably.

Our ability to commercialize our future products successfully, alone or with collaborators, will depend in part on the extent to which reimbursement for the products will be available from government and health administration authorities, private health insurers and other third-party payors. The continuing efforts of the US and foreign governments, insurance companies, managed care organizations and other payors of health care services to contain or reduce health care costs may adversely affect our ability to set fair prices for our products, generate revenues and achieve and maintain profitability.

Specifically, in both the US and some foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the health care system in ways that could impact our ability to sell our products profitably. In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Health Care Reform Law, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms.

We will not know the full effects of the Health Care Reform Law until applicable federal and state agencies issue regulations or guidance under the new law. Although it is too early to determine the effect of the Health Care Reform Law, the new law appears likely to continue the pressure on pharmaceutical pricing, especially under the Medicare program, and also may increase our regulatory burdens and operating costs. We expect further federal and state proposals and health care reforms to continue to be proposed by legislators, which could limit the prices that can be charged for the products we develop and may limit our commercial opportunity.

Also in the US, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, also called the Medicare Modernization Act, or MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for drugs. In addition, this legislation authorized Medicare Part D prescription drug plans to use formularies where they can limit the number of drugs that will be covered in any therapeutic class. As a result of this legislation and the expansion of federal coverage of drug products, we expect that there will be additional pressure to contain and reduce costs. These cost reduction initiatives and other provisions of this legislation could decrease the coverage and price that we receive for any approved products and could seriously harm our business. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors.

The continuing efforts of government and other third-party payors to contain or reduce the costs of health care through various means may limit our commercial opportunity. It will be time-consuming and expensive for us to go through the process of seeking reimbursement from Medicare and private payors. Our products may not be considered cost-effective, and government and third-party private health insurance coverage and reimbursement may not be available to patients for any of our future products or sufficient to allow us to sell our products on a competitive and profitable basis. Our results of operations could be adversely affected by the MMA, the Health Care Reform Law, and additional prescription drug coverage legislation, by the possible effect of this legislation on amounts that private insurers will pay and by other health care reforms that may be enacted or adopted in the future. In addition, increasing emphasis on managed care in the US will continue to put pressure on the pricing of pharmaceutical products. Cost control initiatives could decrease the price that we or any potential collaborators could receive for any of our future products and could adversely affect our profitability.

In some foreign countries, including major markets in the European Union and Japan, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take up to 12 months or longer after the receipt of regulatory marketing approval for a drug product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical study that compares the cost effectiveness of our product candidates to other available therapies. Such pharmacoeconomic studies can be costly and the results uncertain. Our business could be harmed if reimbursement of our products is unavailable, limited in scope or amount or if pricing is set at unsatisfactory levels.

We face potential product liability exposure, and, if successful claims are brought against us, we may incur substantial liability.

The use of our product candidates in clinical studies and the sale of any products for which we obtain marketing approval expose us to the risk of product liability claims. Product liability claims might be brought against us by consumers, health care providers, pharmaceutical companies or others selling or otherwise coming into contact with our products. If we cannot successfully defend ourselves against product liability claims, we could incur substantial liabilities. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	impairment of our business reputation;

•	withdrawal of clinical study participants;

•	costs of related litigation;

•	distraction of management’s attention from our primary business;

•	substantial monetary awards to patients or other claimants;

•	the inability to commercialize our product candidates; and

•	decreased demand for our product candidates, if approved for commercial sale.

We currently do not have any product liability insurance coverage as we have not yet begun clinical trials for AB101, our lead product candidate. We plan to obtain product liability insurance prior to beginning our clinical trials. This product liability insurance coverage for our clinical studies may not be sufficient to reimburse us for all expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If and when we obtain marketing approval for any of our product candidates, we intend to expand our insurance coverage to include the sale of commercial products; however, we may be unable to obtain this product liability insurance on commercially reasonable terms. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated adverse effects. A successful product liability claim or series of claims brought against us could cause our stock price to decline and, if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.

If we use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

Our research and development activities involve the controlled use of potentially hazardous substances, including toxic chemical and biological materials. We could be held liable for any contamination, injury or other damages resulting from these hazardous substances. In addition, our operations produce hazardous waste products. While third parties are responsible for disposal of our hazardous waste, we could be liable under environmental laws for any required cleanup of sites at which our waste is disposed. Federal, state, foreign and local laws and regulations govern the use, manufacture, storage, handling and disposal of these hazardous materials. If we fail to comply with these laws and regulations at any time, or if they change, we may be subject to criminal sanctions and substantial civil liabilities, which may harm our business. Even if we continue to comply with all applicable laws and regulations regarding hazardous materials, we cannot eliminate the risk of accidental contamination or discharge and our resultant liability for any injuries or other damages caused by these accidents.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate any revenue.

We currently do not have dedicated staff for the sale, marketing and distribution of drug products. The cost of establishing and maintaining such a staff may exceed the cost-effectiveness of doing so. In order to market any products that may be approved by the FDA, we must build our sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable. We will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

Guidelines and recommendations published by various organizations may adversely affect the use of any products for which we may receive regulatory approval.

Government agencies issue regulations and guidelines directly applicable to us and to our product candidates. In addition, professional societies, practice management groups, private health or science foundations and organizations involved in various diseases from time to time publish guidelines or recommendations to the medical and patient communities. These various sorts of recommendations may relate to such matters as product usage and use of related or competing therapies. For example, organizations like the American Diabetes Association have made recommendations about therapies in the diabetes therapeutics market. Changes to these recommendations or other guidelines advocating alternative therapies could result in decreased use of any products for which we may receive regulatory approval, which may adversely affect our results of operations.

Our independent registered public accounting firm’s report, contained herein, includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern.

Our financial statements have been prepared on the basis that we will continue as a going concern. For the period from March 24, 2010 to June 30, 2016, we have an accumulated deficit of approximately $44.0 million. As of June 30, 2016, our total stockholder’s equity was approximately $8.8 million and we had working capital of approximately $2.8 million. We expect to continue to incur losses for the foreseeable future as we develop and commercialize AB101, and we must raise additional capital from external sources in order to sustain our operations. Primarily as a result of our history of losses and limited cash balances, our independent registered public accounting firm has included in their audit report an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is contingent upon, among other factors, our ability to obtain financing to continue to fund our operations. We cannot provide any assurance that we will be able to raise additional capital. If we are unable to secure additional capital, we may be required to curtail our research and development initiatives and take additional measures to reduce costs in order to conserve our cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in the development of AB101 and other product candidates.

We are at an early stage of development as a company and we do not have, and may never have, any products that generate significant revenues.

We are at an early stage of development as a proprietary product specialty pharmaceutical company and we do not have any commercial products. Our existing product candidates will require extensive additional clinical evaluation, regulatory review, significant marketing efforts and substantial investment before they generate any revenues. Our efforts may not lead to commercially successful products, for a number of reasons, including:

•	our product candidates may not prove to be safe and effective in clinical trials;

•	we may not be able to obtain regulatory approvals for our product candidates or approved uses may be narrower than we seek;

•	we may not have adequate financial or other resources to complete the development and commercialization of our product candidates; or

•	any products that are approved may not be accepted or reimbursed in the marketplace.

We do not expect to be able to market any of our product candidates for a number of years. If we are unable to develop, receive approval for, or successfully commercialize any of our product candidates, we will be unable to generate significant revenues. If our development programs are delayed, we may have to raise additional capital or reduce or cease our operations.

Initially, we expect to derive all of our revenues, if any, from AB101. As we cannot currently enter the market with AB101, it is uncertain whether AB101 will achieve and sustain high levels of demand and market acceptance. Our success will depend to a substantial extent on our ability to successfully commercialize and market our products. Failure of consumers to accept AB101 would significantly adversely affect our revenues and profitability.

We have never generated any revenues and may never become profitable.

Since inception, we have not generated any revenues and have incurred an accumulated deficit of approximately $47.9 million through September 30, 2016. We expect to continue to incur substantial operating losses for the next several years as we move AB101 and other product candidates into clinical trials and continue our research and development efforts. To become profitable, we must successfully develop, manufacture and market our product candidates, either alone or in conjunction with possible collaborators. We may never have any revenues or become profitable.

Our limited operating history makes it difficult to evaluate our business and prospects.

Our operations to date have been limited to organizing and staffing our company, acquiring product and technology rights and conducting preclinical studies. We have not demonstrated an ability to produce product under cGMP conditions, conduct clinical trials, obtain regulatory approval for or commercialize a product candidate. Consequently, any predictions about our future performance may not be as accurate as they could be if we had a history of successfully testing, developing and commercializing pharmaceutical products.

If we are unable to successfully remediate the material weakness in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

In connection with the audit of the fiscal 2016 consolidated financial statements of AntriaBio, Inc., we noted a material weakness in our controls, principally as a result of not having segregated duties as our Chief Accounting Officer can initiate and complete transactions, not having measures that would prevent the Chief Accounting Officer from overriding the internal control system, and the Chief Accounting Officer is responsible for complex accounting issues without additional review from within the Company. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting that results in more than reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. We have also begun evaluating and implementing additional procedures to improve the segregation of duties. We cannot assure that these or other measures will fully remediate the deficiencies or material weakness described above. We also cannot assure you that we have identified all of our existing significant deficiencies and material weaknesses, or that we will not in the future have additional significant deficiencies or material weaknesses.

Operations outside the United States may be affected by different local politics, business and cultural factors, different regulatory requirements and prohibitions between jurisdictions.

Operations outside the United States may be affected by different local business and cultural factors, different regulatory requirements and prohibitions between jurisdictions, including the Foreign Corrupt Practices Act and local laws prohibiting corrupt payments; and changes in regulatory requirements for financing activities.

We are currently in the process of establishing a wholly-owned subsidiary in the Republic of Korea (South Korea).  Our operations, once established, will be subject to various political, economic, and other risks and uncertainties inherent to the country.  Among other risks, the registrant’s operations are subject to the risks of political conditions and governmental regulations.  If there are any changes to government regulations that affect our ability to operate, we may face significant losses.

The persistently weak global economic and financial environment in many countries and increasing political and social instability may have a material adverse effect on our results.

Many of the world’s largest economies and financial institutions continue to be impacted by a weak ongoing global economic and financial environment, with some continuing to face financial difficulty, liquidity problems and limited availability of credit. It is uncertain how long these effects will last, or whether economic and financial trends will worsen or improve. Such uncertain times may have a material adverse effect on our results of operations, financial condition and, if circumstances worsen, our ability to raise capital at reasonable rates.

In addition, the varying effects of difficult economic times on the economies, currencies and financial markets of different countries could unpredictably impact, the conversion of our operating results into our reporting currency, the US dollar. Alternately, inflation could accelerate, which could lead to higher interest rates, which would increase our costs of raising capital.

In addition, increasing political and social instability around the world may lead to significant business disruptions or other adverse business conditions. Similarly, increased scrutiny of corporate taxes and executive pay may lead to significant business disruptions or other adverse business conditions, and may interfere with our ability to attract and retain qualified personnel in South Korea.

Risks Related to Our Intellectual Property

Our current patent positions and license portfolio may not include all patent rights needed for the full development and commercialization of our product candidates. We cannot be sure that patent rights we may need in the future will be available to license on commercially reasonable terms, or at all.

We typically develop our product candidates using compounds that we have in-licensed, including the original composition of matter patents and patents that claim the activities and methods for such compounds’ production and use to the extent known at that time. For example, as part of the assets acquired from PR Pharmaceuticals, Inc., the Company obtained a license agreement that was originally executed with Brookwood Pharmaceuticals. The license agreement allows the Company to use certain controlled delivery technology for AB101 depending upon the Company’s formulation. Based upon the AB101 formulation that has been selected, the Company believes that the license is applicable and that under the terms of the license agreement, the Company would owe a single digit royalty to the license holder if such formulation is commercialized. The Company is still evaluating the need for a similar license for AB301. Such determination is dependent upon the Company’s final selection of a clinical candidate from the various formulations of AB301 that are currently in preclinical development. To the extent that the Company concludes that the technology is applicable to the formulation of the AB301 clinical candidate, the Company may need to obtain a license and no assurance can be given that a license will be granted, or that one will be granted on commercially reasonable terms.

As we learn more about the mechanisms of action and new methods of manufacture and use of these product candidates, we may file additional patent applications for these new inventions or we may need to ask our licensors to file them. We may also need to license additional patent rights or other rights on compounds, treatment methods or manufacturing processes because we learn that we need such rights during the continuing development of our product candidates.

Although our patents may prevent others from making, using or selling similar products, they do not ensure that we will not infringe the patent rights of third parties. We may not be aware of all patents or patent applications that may impact our ability to make, use or sell any of our product candidates or proposed product candidates. For example, because we sometimes identify the mechanism of action or molecular target of a given product candidate after identifying its composition of matter and therapeutic use, we may not be aware until the mechanism or target is further elucidated that a third party has an issued or pending patent claiming biological activities or targets that may cover our product candidate. US patent applications filed after November 29, 2000 are confidential in the US Patent and Trademark Office for the first 18 months after such applications’ earliest priority date, and patent offices in other countries often publish patent applications for the first time six months or more after filing. Furthermore, we may not be aware of published or granted conflicting patent rights. Any conflicts resulting from patent applications and patents of others could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection. If others obtain patents with conflicting claims, we may need to obtain licenses to these patents or to develop or obtain alternative technology.

We may not be able to obtain any licenses or other rights to patents, technology or know-how from third parties necessary to conduct our business as described in this report and such licenses, if available at all, may not be available on commercially reasonable terms. Any failure to obtain such licenses could delay or prevent us from developing or commercializing our drug candidates or proposed product candidates, which would harm our business. Litigation or patent interference proceedings may be necessarily brought against third parties, as discussed below, to enforce any of our patents or other proprietary rights or to determine the scope and validity or enforceability of the proprietary rights of such third parties.

If our or our licensors’ patent positions do not adequately protect our product candidates or any future products, others could compete with us more directly, which would harm our business.

Our commercial success will depend in part on our and our licensors’ ability to obtain additional patents and protect our existing patent positions, particularly those patents for which we have secured exclusive rights, as well as our ability to maintain adequate protection of other intellectual property for our technologies, product candidates and any future products in the US and other countries. If we or our licensors do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could materially harm our business, negatively affect our position in the marketplace, limit our ability to commercialize our product candidates and delay or render impossible our achievement of profitability. The laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the US, and we may encounter significant problems in protecting our proprietary rights in these countries.

The patent positions of biotechnology and pharmaceutical companies, including our own patent position, involve complex legal and factual questions, and, therefore, validity and enforceability cannot be predicted with certainty. Patents may be challenged, deemed unenforceable, invalidated or circumvented. We and our licensors will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies, product candidates and any future products are covered by valid and enforceable patents or are effectively maintained as trade secrets.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

•	we or our licensors were the first to make the inventions covered by each of our pending patent applications;

•	we or our licensors were the first to file patent applications for these inventions;

•	others will not independently develop similar or alternative technologies or duplicate any of our technologies;

•	any of our or our licensors’ pending patent applications will result in issued patents;

•	any of our or our licensors’ patents will be valid or enforceable;

•	any patents issued to us or our licensors and collaborators will provide a basis for commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;

•	we will develop additional proprietary technologies or product candidates that are patentable; or

•	the patents of others will not have an adverse effect on our business.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

We rely on trade secrets to protect our proprietary know-how and technological advances, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time consuming litigation could be necessary to enforce and determine the scope of our proprietary rights. Failure to obtain or maintain trade secret protection could enable competitors to use our proprietary information to develop products that compete with our products or cause additional, material adverse effects upon our competitive business position.

Litigation regarding patents, patent applications and other proprietary rights may be expensive and time consuming. If we are involved in such litigation, it could cause delays in bringing product candidates to market and harm our ability to operate.

Our commercial success will depend in part on our ability to manufacture, use, sell and offer to sell our product candidates and proposed product candidates without infringing patents or other proprietary rights of third parties. Although we are not currently aware of any litigation or other proceedings or third-party claims of intellectual property infringement related to our product candidates, the pharmaceutical industry is characterized by extensive litigation regarding patents and other intellectual property rights. Other parties may obtain patents in the future and allege that the use of our technologies infringes these patent claims or that we are employing their proprietary technology without authorization. Likewise, third parties may challenge or infringe upon our or our licensors’ existing or future patents. Proceedings involving our patents or patent applications or those of others could result in adverse decisions regarding the patentability of our inventions relating to our product candidates or the enforceability, validity or scope of protection offered by our patents relating to our product candidates.

Even if we are successful in these proceedings, we may incur substantial costs and divert management’s time and attention in pursuing these proceedings. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time-consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have our patents declared invalid, we may incur substantial monetary damages; encounter significant delays in bringing our product candidates to market; or be precluded from participating in the manufacture, use or sale of our product candidates or methods of treatment requiring licenses.

If our patent and other intellectual property protection is inadequate, our sales and profits could suffer or competitors could force our products completely out of the market.

Patents which prevent the manufacture or sale of our products may be issued to others. We may have to license those patents and pay significant fees or royalties to the owners of the patents in order to keep marketing our products. This would cause profits on sales to suffer.

We have been granted patents or licensed patents in the US, but patent applications that have been, or may in the future be, filed by us may not result in the issuance of additional patents. The scope of any patent issued may not be sufficient to protect our technology. The laws of foreign jurisdictions in which we intend to sell our products may not protect our rights to the same extent as the laws of the US.

In addition to patent protection, we also rely on trade secrets, proprietary know-how and technology advances. We enter into confidentiality agreements with our employees and others, but these agreements may not be effective in protecting our proprietary information. Others may independently develop substantially equivalent proprietary information or obtain access to our know-how. Litigation, which is expensive, may be necessary to enforce or defend our patents or proprietary rights and may not end favorably for us. We may also choose to initiate litigation against other parties who we come to believe are infringing these patents. If such litigation is unsuccessful or if the patents are invalidated or canceled, we may have to write off the related intangible assets and such an event could significantly reduce our earnings. Any of our licenses, patents or other intellectual property may be challenged, invalidated, canceled, infringed or circumvented and may not provide any competitive advantage to us.

If the Company is required to impair their long-lived assets, the Company’s financial condition and results would be negatively affected.

If we are unable to manufacture products in our manufacturing facilities or successfully develop products using our patents that were purchased, the Company may incur events which could cause our long-lived assets to be impaired. If we evaluate our long-lived assets and deem that there is an impairment, under current accounting standards, the Company will be required to write down the assets. Any write-down would have a negative effect on our consolidated financial statements.

Risks Related to Our Common Stock

Investors may experience dilution if we issue additional shares of common stock.

In general, stockholders do not have preemptive rights to any common stock issued by us in the future. Therefore, stockholders may experience dilution of their equity investment if we issue additional shares of common stock in the future. This includes shares issuable under equity incentive plans, or if we issue securities that are convertible into shares of our common stock. Given that we will we require additional capital, we intend to raise funds in the future by issuing common stock that will cause dilution to our stockholders. We also have significant outstanding warrants to purchase common stock as well as a stock option pool available to employees, which if exercised, would cause dilution to our stockholders.

There is a limited trading market for our common stock, which could make it difficult to liquidate an investment in our common stock, in a timely manner.

Our common stock is currently traded on the OTCQB. Because there is a limited public market for our common stock, investors may not be able to liquidate their investment whenever desired. We cannot assure that we will maintain an active trading market for our common stock and the lack of an active public trading market could mean that investors may be exposed to increased risk. In addition, if we failed to meet the criteria set forth in SEC regulations, various requirements would be imposed by law on broker-dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling our common stock, which may further affect its liquidity.

With a limited trading market for our common stock, the trading price can be impacted by naked short selling.

Our stock price has been under downward pressure for over a year. Following some investigation and with the assistance of outside advisors, we believe we are the target of naked short selling. Naked short selling is when an investor sells shorts associated with shares that they do not possess and have not confirmed their ability to possess. This means they are betting the price of the shares will go down and they do not intent to consummate the transaction, but instead to settle the transaction in cash.

Naked short selling, a practice that is prohibited by the SEC's Regulation SHO, decreases the value of companies by artificially pushing a company’s stock price down. In fact, the lower the price, the better. Upon tracking our trading activity, we have determined that approximately 44% of our daily trading volume is short selling and we believe that the short sellers have been lax at complying with Regulation SHO. There are no assurances that we will be able to curb the naked short selling of our stock.

If securities analysts do not publish research or reports about our business or if they downgrade us or our sector, the price of our common stock could decline.

The trading market for our common stock will depend in part on research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who cover us downgrades us or the industry in which we operate or the stock of any of our competitors, the price of our common stock will likely decline. If one or more of these analysts ceases coverage altogether, we could lose visibility, which could also lead to a decline in the price of the common stock.

We cannot ensure that our common stock will be listed on a securities exchange, which may adversely affect your ability to dispose of our common stock in a timely fashion.

We plan to seek listing of our common stock on the NYSE MKT or NASDAQ exchange as soon as reasonably practicable. In 2011, the NYSE MKT and the NASDAQ amended their listings to restrict the ability of companies that have completed reverse mergers to list their securities on such exchanges. In order to become eligible to list their securities on such exchange, reverse merger companies must have had their securities traded on an over-the-counter (OTC) market for at least one year, maintained a certain minimum closing price for no less than 30 of the most recent 60 days prior to the filing of an initial listing application and prior to listing, and timely filed with the SEC all required reports since consummation of the reverse merger, including one annual report containing audited financial statements for a full fiscal year commencing after the date of the filing of the Form 8-K containing the Company’s Form 10 information. To date the Company has not met all of the filing requirements above and may not be able to satisfy the initial listing standards of the NYSE MKT or NASDAQ exchanges in the foreseeable future or at all. Even if we are able to list our common stock on such exchange, we may not be able to maintain a listing of the common stock on such stock exchange.

The market price and trading volume of our common stock may be volatile, which may adversely affect its market price.

The market price of our common stock could be subject to significant fluctuations due to factors such as:

•	actual or anticipated fluctuations in our financial condition or results of operations;

•	limited trading activity;

•	success or failure of our operating strategies and our perceived prospects; realization of any of the risks described in this section; failure to be covered by securities analysts or failure to meet the expectations of securities analysts;

•	decline in the stock prices of peer companies; and

•	discount in the trading multiple of our common stock relative to that of common stock of certain of our peer companies due to perceived risks associated with our smaller size.

As a result, shares of our common stock may trade at prices significantly below the price an investor paid to acquire them. Furthermore, declines in the price of our common stock may adversely affect the Company’s ability to conduct future offerings or to recruit and retain key employees.

Our common stock may be considered a “penny stock.”

Trades of our common stock are subject to Rule 15g-9 promulgated by the SEC under the Exchange Act, which imposes certain requirements on broker/dealers who sell securities subject to the rule to persons other than established customers and accredited investors. For transactions covered by the rule, broker/dealers must make a special suitability determination for purchasers of the securities and receive the purchaser’s written agreement to the transaction prior to sale. The SEC also has other rules that regulate broker/dealer practices in connection with transactions in “penny stocks.” Penny stocks generally are equity securities with a price of less than $5.00 (other than securities listed on a national securities exchange, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system). The penny stock rules require a broker/dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker/dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker/dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. These disclosure requirements have the effect of reducing the level of trading activity in the secondary market for our common stock. As a result of the foregoing, investors may find it difficult to sell their shares.

We have no current plan to pay dividends on our common stock and investors may lose the entire amount of their investment.

We have no current plans to pay dividends on our common stock. Therefore, investors will not receive any funds absent a sale of their shares. We cannot assure investors of a positive return on their investment.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our services. These data involve a number of assumptions and limitations. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in section entitled “Risk Factors” of this prospectus and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We are registering these shares pursuant to the registration rights granted to the selling stockholders in the Stock Conversion and the Unit Financing. We will not receive any proceeds from the sale or other disposition by the selling stockholders of the shares of our common stock covered by this prospectus. However, we will receive the cash exercise price of the Conversion Warrants and the Unit Warrants and will use the proceeds for normal operations.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 200,000,000 shares of common stock, $0.001 par value per share, and 20,000,000 shares of preferred stock in one or more series, $0.001 par value per share.

Common Stock

As of January 9, 2017, there were 40,952,450 shares of our common stock outstanding held of record by approximately 384 stockholders. In addition, there are outstanding options, warrants and rights to acquire additional shares of common stock.

Holders of the common stock are entitled to one vote per share on all matters submitted to the stockholders for a vote. There are no cumulative voting rights in the election of directors. The shares of common stock are entitled to receive such dividends as may be declared and paid by the Board of Directors out of funds legally available therefor and to share, ratably, in the net assets, if any, of AntriaBio upon liquidation. The stockholders have no preemptive rights to purchase any shares of our capital stock.

The transfer agent for the common stock is VStock, Cedarhurst, New York. Our common stock is traded on the OTCQB and is quoted under the symbol “ANTB.”

Preferred Stock

Our certificate of incorporation authorizes 20,000,000 shares of preferred stock. Our Board is authorized, without further stockholder action, to establish various series of preferred stock from time to time and to determine the rights, preferences and privileges of any unissued series including, among other matters, any dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, the number of shares constituting any such series, and the description thereof and to issue any such shares. There are no issued and outstanding shares of Preferred Stock. See Description of Private Placements- Series A Preferred Stock Conversion and Exchange.

Warrants

The material terms and provisions of the Unit Warrants and Conversion Warrants (collectively referred to herein as the “Offered Warrants”) are summarized below.

Unit Warrants and Conversion Warrants entitle the holder to purchase shares of common stock for an exercise price equal to $1.65 per share of our common stock. Subject to certain limitations as described below, the Offered Warrants are immediately exercisable upon issuance and expire on the fifth anniversary of the initial issue date.

The Compensation Warrants entitle the holder to purchase shares of common stock for an exercise price equal to either $1.32 or $1.65 per share of our common stock. Subject to certain limitations as described below, the Compensation Warrants are immediately exercisable upon issuance and expire on the seventh anniversary of the initial issue date. The Compensation Warrants contain cashless exercise provisions.

The exercise price and the number of shares of our common stock issuable upon the exercise of the Offered Warrants and the Compensation Warrants, as applicable, is subject to appropriate adjustment in the event of recapitalization events, stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting our common stock, and also upon any distributions of assets, including cash, stock or other property to our stockholders. The warrant holders must pay the exercise price in cash upon exercise of the Offered Warrants. The Compensation Warrants have cashless exercise features. After the close of business on the expiration date, unexercised Offered Warrants and Compensation Warrants will become void.

In addition, in the event we consummate a merger or consolidation with or into another person or other reorganization event in which our common shares are converted or exchange for securities, cash or other property, or we sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets or we or another person acquire 50% or more of our outstanding common shares, then following such event, the holders of the Offered Warrants will be entitled to receive upon exercise of the Offered Warrants the same kind and amount of securities, cash or property which the holders would have received had they exercised the Offered Warrants immediately prior to such fundamental transaction. Any successor to us or surviving entity shall assume the obligations under the Offered Warrants.

Upon the holder’s exercise of an Offered Warrant or a Compensation Warrant we will issue the shares of common stock issuable upon exercise of the Offered Warrant or a Compensation Warrant within three (3) business days following our receipt of notice of exercise and payment of the exercise price, subject to surrender of the Offered Warrant or a Compensation Warrant. Prior to the exercise of any warrants to purchase common stock, holders of the Offered Warrants, the Compensation Warrants or any other warrant will not have any of the rights of holders of the common stock purchasable upon exercise, including the right to vote or to receive any payments of dividends on the common stock purchasable upon exercise.

SELLING STOCKHOLDERS

This prospectus covers an aggregate of 30,215,200 shares of our common stock, which includes: (i) 5,897,677 shares of common stock issued pursuant to the conversion of the Series A Preferred Stock; (ii) 5,897,677 shares of common stock issuable upon the exercise of the Conversion Warrants; (iii) 10,658,204 shares of common stock issued in connection with the Unit Financing; (iv) 6,291,853 shares of common stock issuable upon the exercise of the Unit Warrants; and (v) 1,469,789 shares of common stock issuable upon the exercise of the Compensation Warrants issued to Paulson and Brookline as compensation in connection with the Series A Financing and the Unit Financing, that may be sold or otherwise disposed of the selling stockholders and their transferees.

The following table sets forth certain information regarding the selling stockholders and the shares that may be sold or otherwise disposed of by them pursuant to this prospectus. Beneficial ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC and include voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to warrants, options and other convertible securities held by that person that are currently convertible or exercisable, or convertible or exercisable within 60 days of the date of this prospectus are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The percentage of beneficial ownership is based on 40,952,450 shares of common stock outstanding on the date of this prospectus.

		Shares Beneficially Owned Prior to this Offering			Shares Beneficially Owned After this Offering (122)
Name of Selling Stockholder (1)		Number of Shares	% of Outstanding Shares	Number of Shares Covered Hereby(2)	Number of Shares	% of Outstanding Shares

Stiker Asia Opportunities Fund Corporation	(3)	4,457,962	10.32%	4,457,962	-	*
pH Pharma Co., Ltd.	(4)	3,692,254	8.63%	3,692,254	-	*
Samir R. Patel	(5)	1,704,546	4.11%	1,704,546	-	*
Kenneth S. Pizzo Jr.	(6)	1,500,000	3.62%	1,500,000	-	*
TCM Korea, Inc.	(7)	1,363,636	3.29%	1,363,636	-	*
Charterhouse Capital Corporation	(8)	1,181,864	2.84%	1,181,864	-	*
William A Holodnak	(9)	938,680	2.27%	938,680	-	*
LRFA, LLC	(10)(**)	4,493,724	10.85%	938,680	3,555,044	8.58%
Hoyoung Huh	(11)(***)	1,942,416	4.71%	563,208	1,379,208	3.34%
LAGOM LLC	(12)	463,064	1.12%	463,064	-	*
Chitayat Holdings LLC	(13)	454,546	1.10%	454,546	-	*
Ernest W. Moody Revocable Trust	(14)	450,000	1.09%	450,000	-	*
Birch Investments LTD	(15)	409,091	1.00%	409,091	-	*
Caisson Breakwater Global Opportunities Fund, LP	(16)	800,000	1.94%	400,000	400,000	*
Christopher A. Morrison	(17)	375,000	*	375,000	-	*
Millennium Trust Company Custodian for Brian Mark Miller- ROTH IRA	(18)	318,182	*	318,182	-	*
Dyke Rodgers	(19)	300,000	*	300,000	-	*
Rajan Patel	(20)	300,000	*	300,000	-	*
Robert Myer	(21)	286,364	*	286,364	-	*
Nevan Elam	(22)(****)	3,010,979	7.33%	281,604	2,729,375	6.64%
Graham R. Smith	(23)	272,727	*	272,727	-	*
Bradley C. & Belinda Karp	(24)	217,500	*	217,500	-	*
Renaissance Interests LP	(25)	217,500	*	217,500	-	*
Thomas T. Fredrick	(26)	204,951	*	204,951	-	*
Stephen Shumpert	(27)	901,826	2.20%	200,000	701,826	1.71%
Phillip H. McNeill, Sr.	(28)	187,500	*	187,500	-	*
RBC Capital Markets, LLC Cust for Randall Thompson - IRA	(29)	343,984	*	181,820	162,164	*
Ryan & Brittany Pearson	(30)	180,594	*	180,594	-	*
Matthew Hayden	(31)	177,273	*	177,273	-	*
Veronica Marano & Thomas M. Volckening	(32)	370,000	*	170,000	200,000	*
Kalpesh Solanki	(33)	165,000	*	165,000	-	*
Paul Norwood	(34)	150,000	*	150,000	-	*
Greg Buffington	(35)	150,000	*	150,000	-	*
Amin LP	(36)	150,000	*	150,000	-	*
Lynch & Weddle Holdings. GP	(37)	150,000	*	150,000	-	*
Rakesh Ramde	(38)	150,000	*	150,000	-	*
Ingram Tynes	(39)	150,000	*	150,000	-	*
Achyut Sahasrabudhe	(40)	150,000	*	150,000	-	*
Tom Hutton	(41)	136,500	*	136,500	-	*
Barry Saxe	(42)	136,365	*	136,365	-	*
The Fallon Family Revocable Trust	(43)	136,364	*	136,364	-	*
Lucius E Burch, III	(44)	136,364	*	136,364	-	*
Robert Horowitz	(45)	200,000	*	130,000	70,000	*
NuView IRS Custodian for Stefen F. Nowina	(46)	102,273	*	102,273	-	*
Joan Twigg	(47)	102,273	*	102,273	-	*
Mike Nye	(48)	102,273	*	102,273	-	*
Clayton S. Struve	(49)	183,334	*	100,000	83,334	*
The Labrucherie Trust dated 9/1/2009	(50)	94,084	*	94,084	-	*
Timothy Hogue	(51)	92,612	*	92,612	-	*
Richard A. Smith	(52)	92,612	*	92,612	-	*
Natan & Miryam Vishlitzky JTWROS	(53)	194,778	*	92,000	102,778	*
Fred & Betty Bialek Revocable Trust dated 12/20/2004	(54)	139,380	*	90,910	48,470	*
Nicholas Finegold	(55)	90,910	*	90,910	-	*
Steven J. Wice	(56)	90,910	*	90,910	-	*
Ramjet Capital, Ltd	(57)	117,910	*	90,910	27,000	*
Wray Family Revocable Trust	(58)	90,910	*	90,910	-	*
John S. Maring & Laura J. Maring JTWROS	(59)	90,000	*	90,000	-	*
Millennium Trust Company CUST FBO Christopher R. Hermann	(60)	108,846	*	81,818	27,028	*
Thomas Eisenberg	(61)	172,063	*	79,545	92,518	*
Charles G. Hodge III and Linda G Hodge Living Trust dtd 6/12/02	(62)	75,000	*	75,000	-	*
Bradley Resources Company LLC	(63)	75,000	*	75,000	-	*
Jacob D Wiznitzer	(64)	75,000	*	75,000	-	*
The Wood Family Trust	(65)	75,000	*	75,000	-	*
The Apregan Family Living Trust dated 2/11/1998	(66)	75,000	*	75,000	-	*
Santa Marina Group, LP	(67)	75,000	*	75,000	-	*
C.D. Walker LLC	(68)	75,000	*	75,000	-	*
RBC Capital Markets LLC CUST FBO Lisa Zupan IRA	(69)	75,000	*	75,000	-	*
Lloyd Grissinger	(70)	75,000	*	75,000	-	*
Michael E. Harris	(71)	75,000	*	75,000	-	*
Brilliant Investments, LLC	(72)	75,000	*	75,000	-	*

Law Offices of Kenneth E. Chyten DBPP	(73)	75,000	*	75,000	-	*
Robert C Lannert Trust dated 5/1/98	(74)	75,000	*	75,000	-	*
Kenneth Shell	(75)	153,334	*	70,000	83,334	*
Bruce D & Laura K. Goeth, JTWRS	(76)	69,135	*	69,135	-	*
RBC Capital Markets, LLC as Custodian for David S. Perry SEP IRA	(77)	68,183	*	68,183	-	*
Albert H Konetzni Jr	(78)	68,183	*	68,183	-	*
Hessler Finance Ltd	(79)	68,183	*	68,183	-	*
Jennifer Duncan's Inheritor's Trust	(80)	68,183	*	68,183	-	*
Edwin S. Roberson	(81)	68,183	*	68,183	-	*
South Newport Investments, LLC	(82)	68,182	*	68,182	-	*
James F. Schwering	(83)	68,182	*	68,182	-	*
Alan Gabbard	(84)	68,182	*	68,182	-	*
William G. Hunt	(85)	100,234	*	68,182	32,052	*
John E. Dittoe	(86)	68,182	*	68,182	-	*
Neal Polan	(87)	54,546	*	54,546	-	*
NuView IRA, Custodian for John A. Norris - SEP IRA	(88)	54,545	*	54,545	-	*
Burt Stangarone	(89)	90,000	*	50,000	40,000	*
Conniff Family Trust	(90)	76,000	*	48,000	28,000	*
Rodney D Baber & June Baber JTWROS	(91)	47,727	*	47,727	-	*
Shoup Revocable Trust UAD 4/29/03	(92)	45,455	*	45,455	-	*
Future LLC	(93)	109,558	*	45,454	64,104	*
Pavel Vodkin	(94)	45,000	*	45,000	-	*
The Flying S Ranch Trust	(95)	40,909	*	40,909	-	*
RBC Capital Markets, LLC CUST FBO Terry Mitchell IRA	(96)	40,908	*	40,908	-	*
Robert C. Jamo	(97)	37,500	*	37,500	-	*
Douglas Harnar LLC	(98)	37,500	*	37,500	-	*
Roger Wright	(99)	37,500	*	37,500	-	*
Calcott Family Trust dtd 1/27/98	(100)	56,500	*	34,500	22,000	*
Philip M. Cannella	(101)	106,122	*	34,500	71,622	*
Michael J. Anderson	(102)	34,500	*	34,500	-	*
Gordon J. Weiss	(103)	34,091	*	34,091	-	*
Samuel A. Fisher	(104)	158,555	*	34,091	124,464	*
Melanie Stagnitti	(105)	34,091	*	34,091	-	*
Bruce Pettet	(106)	34,091	*	34,091	-	*
Gil Mandelzis	(107)	34,091	*	34,091	-	*
Rajan Shah	(108)	34,091	*	34,091	-	*
Reinfrank Living Trust, dated 6/13/95	(109)	34,091	*	34,091	-	*
Stephen R. Mut	(110)	34,091	*	34,091	-	*
Justin Brevoort	(111)	34,091	*	34,091	-	*
Vincent Gulli	(112)	46,913	*	34,091	12,822	*
Terry Mitchell	(113)	34,091	*	34,091	-	*
Charles Mader	(114)	61,119	*	34,091	27,028	*
Jeffrey J. Tarrand	(115)	61,119	*	34,091	27,028	*
Robert Adelson	(116)	61,091	*	34,091	27,000	*
Kenneth Wickwar	(117)	20,454	*	20,454	-	*
Tom Parigian	(118)	420,628	1.02%	154,971	265,657	*
Robert Setteducati	(118)	420,628	1.02%	154,971	265,657	*
Chris Clark	(118)	420,628	1.02%	154,971	265,657	*
Joe Hede	(118)	292,224	*	74,105	218,119	*
Kevin Graetz	(118)	279,299	*	61,180	218,119	*
Rodney Baber	(118)	47,305	*	47,305	-	*
Donald Wojnowski	(118)	37,804	*	37,804	-	*
Sandip Patel	(118)	30,244	*	30,244	-	*
James Terwiliger	(118)	27,578	*	27,578	-	*
Gary Saccaro	(118)	55,416	*	27,383	28,033	*
Bryon Crowe	(118)	50,151	*	20,512	29,639	*
Ahmed Gheith	(118)	31,535	*	19,757	11,778	*
Peter Fogarty	(118)	17,492	*	15,771	1,721	*
Tanya Urbach	(118)	15,384	*	15,384	-	*
Hazem Algendi	(118)	12,100	*	12,100	-	*
Eugune Webb	(118)	11,400	*	11,400	-	*
Margaret Lorraine Maxfield	(118)	54,756	*	10,256	44,500	*
Carrie Snyder	(118)	10,256	*	10,256	-	*
Albert Landstrom	(118)	21,997	*	9,451	12,546	*
Starla Goff	(118)	9,277	*	6,375	2,902	*
Malcolm Alexander Winks	(118)	5,128	*	5,128	-	*
Basil Christakos	(118)	6,919	*	3,419	3,500	*
Timothy Touloukian	(118)	3,282	*	2,700	582	*
Jacob Gamble	(118)	1,500	*	1,500	-	*
Dmitry Aksenov	(118)	1,257	*	1,257	-	*
Cristopher DeGroat	(118)	1,000	*	1,000	-	*
Thomas Hoare	(118)	550	*	550	-	*
Paulson Investment Company LLC	(119)	834,262	2.03%	153,824	680,438	1.66%
Brookline Group LLC	(120)	22,727	*	22,727	-	*
Harris Lydon	(121)	105,304	*	105,304	-	*
William Buchanan Jr.	(121)	105,303	*	105,303	-	*
Scott Katzmann	(121)	105,303	*	105,303	-	*
John Dexter Pearson	(121)	25,000	*	25,000	-	*
Michael Fontaine	(121)	10,000	*	10,000	-	*
Angela Dong	(121)	10,000	*	10,000	-	*
Bruce Andrew Miles	(121)	5,000	*	5,000	-	*
Patrick Sturgeon	(121)	5,000	*	5,000	-	*
Jack Slaughter	(121)	5,000	*	5,000	-	*
TOTAL				30,215,200	-

*	Represents ownership of less than 1%.
(1)	This table and the information in the notes below are based upon information supplied by the selling stockholders, including reports and amendments thereto filed on Schedule 13D, Schedule 13G, Form 3 and Form 4 with the SEC.
(2)	The actual numbers of shares of common stock offered hereby and included in the registration statement of which this prospectus forms a part includes, pursuant to Rule 416 under the Securities Act, such additional number of shares of common stock as may be issuable in connection with the shares registered for sale hereby resulting from stock splits, stock dividends, recapitalizations or similar transactions.
(3)	Chung Yuen Ian Huen is the Director and has sole voting and investment power with respect to these shares. The address of the selling stockholder is c/o 17th Floor, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong.
(4)	Dr. Hoyoung Huh is the CEO and has voting power on behalf of the entity. The Board, chaired by Dr, Huh, has investment power with respect to these shares. The address of the selling stockholder is 2F, Artside Gallery, 15 Jahamun-RO 6-GIL, Jongno-Gu, Seoul, 03044, Korea.
(5)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 6800 West Gate Blvd, Ste 132-298, Austin, TX 78745.
(6)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 37 Kenworthy Ct. Far Hills, NJ 07931.
(7)	Young Chul Park is the President and CEO and has sole voting and investment power over the shares. The address of the selling stockholder is Gyeonggi-do, Seongnam-si, Bundang-gu, Pangyo-ro, 228 Beon-gil, Blg#3, 3rd Floor, South Korea 13847.
(8)	Rainer Buchecker is the Director and has sole voting and investment power over the shares. The address of the selling stockholder is c/o ITM SA, Rue Du Cendrier, 1201 Geneva, Switzerland.
(9)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 145 Hudson St, 9A, New York, NY 10013.
(10)	David F. Welch is the President of the selling stockholder and has voting and investment power over the shares. The address of the selling stockholder is 217 Camino Al Lago, Atherton, CA 94027.
(11)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 1450 Infinite Drive, Louisville, CO 80027.
(12)	Marika Lindholm is a Member and Manager of the selling stockholder and has voting and investment power over the shares. The address of the selling stockholder is 257 Mill Road, Germantown, NY 12526.
(13)	Jack Chitayat is the Manager of the selling stockholder and has voting and investment power over the shares. The address of the selling stockholder is 1836 El Camino Del Teatro, La Jolla, CA 92037
(14)	Ernest W. Moody, Trustee, has voting and investment power over the shares. The address of the selling stockholder is 175 E. Reno Ave, Ste C6, Las Vegas, NV 89119.
(15)	Felipe Ribadeneira, Director, has voting and investment power over the shares. The address of the selling stockholder is 575 Madison Avenue, Suite 7D, New York, NY 10022.
(16)	Jeffrey Roney is the Managing Member of the selling stockholder and has voting and investment power over the shares. The address of the selling stockholder is 537 Valley Street, Scottsville, VA 24590.
(17)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 1103 Gulf Way, St. Pete Beach, FL 33706.
(18)	Brian Mark Miller has voting and investment power over the shares. The address of the selling stockholder is 60 Summit Avenue, Mill Valley, CA 94941.
(19)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is PO Box 128, Dalhart, TX 79022.
(20)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 1161 Morton Ct. Mountain View, CA 94040.
(21)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 26701 Founders Pl., Spicewood, TX 78669.
(22)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 1450 Infinite Drive, Louisville, CO 80027.
(23)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 517 East Parkway, South Memphis, TN 38104.
(24)	The selling stockholders have voting and investment power over the shares. The address of the selling stockholder is 653 Paseo de la Cuma, Santa Fe, NM 87501-1214.

(25)	Bradley C. & Belinda Karp have voting and investment power over the shares. The address of the selling stockholder is 653 Paseo de la Cuma, Santa Fe, NM 87501-1214.
(26)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 10705 Lake Alice Cove, Odessa, FL 33556.
(27)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 406 Goodnight Dr., Georgetown, TX 78628.
(28)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 218 Cloister Green Lane, Memphis, TN 38120.
(29)	Randall Thompson has voting and investment power over the shares. The address of the selling stockholder is 16102 Abberton Hill, Spring, TX 77379.
(30)	The selling stockholders have voting and investment power over the shares. The address of the selling stockholder is 5512 Seapines Drive, Plano, TX 75093.
(31)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 240 Via Rancho, San Clemente, CA 92672.
(32)	The selling stockholders have voting and investment power over the shares. The address of the selling stockholder is 802 Lenel Lane, Franklin Lakes, NJ 07417.
(33)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 4934 SW 1st Ave, Ocala, FL 34471.
(34)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 537 E. Chesapeak Circle, Fresno, CA 93730.
(35)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 10520 Maystar Lane, Las Vegas, NV 89315.
(36)	Mahesh Amin is the Managing Partner of the selling stockholder and has voting and investment power over the shares. The address of the selling stockholder is 1802 Nottingham Ln, Clearwater, FL 33764.
(37)	Richard L. Lynch, Jr. is the General Partner of the selling stockholder and has voting and investment power over the shares. The address of the selling stockholder is 766 S. White Station Rd., Ste 4, Memphis, TN 38117.
(38)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 211 Garland Way, Los Altos, CA 94022.
(39)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 820 Shades Creek Parkway, Suite 2300, Birmingham, AL 35209.
(40)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 631 Tremont Avenue, South Plainfield, NJ 07080.
(41)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 88 Lombardy Rd., Memphis, TN 38111.
(42)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 35 MacDaniel Road, Shady, NY 12409.
(43)	Thomas S. Fallon and Shannon F. Fallon are the Trustees of the selling stockholder and have voting and investment power over the shares. The address of the selling stockholder is 95 Patricia Drive, Atherton, CA 94027.
(44)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 102 Woodmont Blvd., Suite 320, Nashville, TN 37205.
(45)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 217 Red Fox Rd., Stamford, CT 06903.
(46)	Stefan F. Nowina has voting and investment power over the shares. The address of the selling stockholder is 3110 River Fern Drive, Richmond, TX 77469.
(47)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 6061 Todd Point Road, Cambridge, MD 21613.
(48)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 17964 SW 110th Pl., Tualatin, OR 97062
(49)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 175 W. Jackson Blvd, Ste 440, Chicago, IL 60604.
(50)	Gilbert M. Labrucherie Jr. is the Trustee of the selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 388 Beale Street #509, San Francisco, CA 94105.
(51)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 3 Gardiner Way Dering Harbor, Shelter Island Heights, NY 11965.

(52)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is PO Box 124, Shelter Island Heights, NY 11965.
(53)	The selling stockholders have voting and investment power over the shares. The address of the selling stockholder is 87 Clinton Road, Brookline, MA 02445.
(54)	Fred Bialek is the Trustee of the selling stockholder and has voting and investment power over the shares. The address of the selling stockholder is 200 Winding Way, Woodside, CA 94062.
(55)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is Sussex House Farm, Hartfield Road, Cowden, Edenbridge, Kent, TN8 7DX UK.
(56)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 148 W. 23rd St. #1E, New York, NY 10011.
(57)	Carrie R. Williams is the General Partner of the selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 6 Eaton Square, Houston, TX 77027.
(58)	Daniel Wray and Lois Wray are the Trustees of the selling stockholder and have voting and investment power over the shares. The address of the selling stockholder is 990 Ironwood Drive, Minden, NV 89423.
(59)	The selling stockholders have voting and investment power over the shares. The address of the selling stockholder is 3257 106th Ave SE, Bellevue, WA 98004.
(60)	Christopher R. Hermann has voting and investment power over the shares. The address of the selling stockholder is 2001 Spring Road #700, Oak Brook, IL 60523.
(61)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 22 Melrose Place, Montclair, NJ 07042.
(62)	Charles G Hodge III is the Trustee of the selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 4235 Holly Lane, Mercer Island, WA 98040.
(63)	George Holbrook is the Managing Member of the selling stockholder and has voting and investment power over the shares. The address of the selling stockholder is 161 Rametto, Santa Barbara, CA 93108.
(64)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 199 Lee Ave., Suite 742, Brooklyn, NY 11211.
(65)	Jason M. Wood is the Trustee of the selling stockholder and has voting and investment power over the shares. The address of the selling stockholder is 4885 Paradise Dr., Tiburon, CA 94920.
(66)	George Apregan is the Trusee of the selling stockholder and has voting and investment power over the shares. The address of the selling stockholder is PO Box 2184, Sisters, OR 97759.
(67)	George Apregan is the General Partner of the selling stockholder and has voting and investment power over the shares. The address of the selling stockholder is PO Box 2184, Sisters, OR 97759.
(68)	Curtis Walker is the Member of the selling stockholder and has voting and investment power over the shares. The address of the selling stockholder is 901 N. Brutscher St., Suite 201, Newberg, OR 97132.
(69)	Lisa Zupan has voting and investment power over the shares. The address of the selling stockholder is 60 South 6th St. P9, Minneapolis, MN 55402-1110.
(70)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 6429 Candlewood Cove, Memphis, TN 38119
(71)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 4788 Whitehall CV, Memphis, TN 38117.
(72)	Benny M. LaRussa, Jr. is the Managing Member of the selling stockholder and has voting and investment power over the shares. The address of the selling stockholder is PO Box 530441, Birmingham, AL 35253.
(73)	Kenneth E. Chyten is the Trustee of the selling stockholder and has voting and investment power over the shares. The address of the selling stockholder is 300 East Esplanade Drive, Suite 900, Oxnard, CA 93036.
(74)	Robert C. Lannert is the Trustee of the selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 106 Shore Oaks Court, Lakeway, TX 78738-1716.
(75)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 526 Kingwood Dr 315, Kingwood, TX 77339.
(76)	The selling stockholders have voting and investment power over the shares. The address of the selling stockholder is 9775 West M Avenue, Kalamazoo, MI 49009.
(77)	David S. Perry has voting and investment power over the shares. The address of the selling stockholder is 4848 Valley Oak Cir., Mariposa, CA 95338.
(78)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 562 London Hill Road West, Woodbine, GA 31569.

(79)	Attilio Scotti is the Director of the selling stockholder and has voting and investment power over the shares. The address of the selling stockholder is Via Guisan 6, PO Box 620, 6902 Lugano – Switzerland.
(80)	Jennifer Duncan is the Trustee of the selling stockholder and has voting and investment power over the shares. The address of the selling stockholder is 5514 Wenonah Dr., Dallas, TX 75209.
(81)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 6185 Chapelle Circle E, Memphis, TN 38120.
(82)	Megan Spears is the Manager of the selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 409 S. Newport Ave., Tampa, FL 33606.
(83)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 28606 6th Place South, Des Moines, WA 98198.
(84)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 3769 Mountain Laurel Pl, Boulder, CO 80304.
(85)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 9122 SW Trail Ct. Portland, OR 97219.
(86)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 70 Hazel Lane, Piedmont, CA 94611.
(87)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 20 Cameron Drive, Greenwich, CT 06831.
(88)	John Norris has voting and investment power over the shares. The address of the selling stockholder is 280 S Ronald Reagan Blvd, #200, Longwood, FL 32750.
(89)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 76 Childs Road, Basking Ridge, NJ 07920.
(90)	George E. Conniff is the Trustee of the selling stockholder and has voting and investment power over the shares. The address of the selling stockholder is 23948 Mount Misery Rd., St. Michaels, MD 21663.
(91)	The selling stockholders have voting and investment power over the shares. The address of the selling stockholder is 6050 Blakely Drive, Memphis, TN 38120.
(92)	Stefan P, Shoup and Jane Shoup are the Trustees of the selling stockholder and have voting and investment power over the shares. The address of the selling stockholder is E 4370 Anklam Lane, Marion, WI 54950.
(93)	Jack R. Frank II is the President of the selling stockholder and has voting and investment power over the shares. The address of the selling stockholder is 14470 Eighteenth Fairway, Milton, GA 30004.
(94)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 350 E. Mission St. #110, San Jose, CA 95112.
(95)	Ryan W. Shay is the Trustee of the selling stockholder and has voting and investment power over the shares. The address of the selling stockholder is 1210 RS 877, St. Francis, KS 67756.
(96)	Terry Mitchell has voting and investment power over the shares. The address of the selling stockholder is 60 South 6th St. P9, Minneapolis, MN 55402-1110.
(97)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 105 Hardscrabble Lake Drive, Chappaqua, NY 10514-3040.
(98)	Douglas Harner is the Manager of the selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 901 N. Brutscher St., Suite 201, Newberg, OR 97132.
(99)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is PO Box 910, Canyonville, OR 97417.
(100)	George Reid Calcott is the Trustee of the selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 5642 Azure Bay, Long Beach, CA 90803.
(101)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 137 Highbrook Avenue, Pelham, NY 10803.
(102)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 14803 Tudor Chase Dr., Tampa, FL 33626.
(103)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 352 Boxberger Road, Valley Cottage, NY 10989.
(104)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 22 Coleman Road, Garrison, NY 10524.
(105)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 1620 Main St., Forest Grove, OR 97166.
(106)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 499 NW Skyline Blvd., Portland, OR 97229.

(107)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 188 Buckingham Road, Tenafly, NJ 07670.
(108)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 3825 Graphic Place, Plano, TX 75075.
(109)	R. Rudolph Reinfrank is the Trustee of the selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 15363 Mulholland Drive, Los Angeles, CA 90077.
(110)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 3 Churchill Drive, Cherry Hills Village, CO 80113.
(111)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 336 The Strand, Unit A, Hermosa Beach, CA 90254.
(112)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 133-16C 87th Street, Ozone Park, NY 11417.
(113)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 31305 SW Kensington Dr., Wilsonville, OR 97070.
(114)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 4 Vandora Place, Durham, NC 27705.
(115)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 4706 Braesvalley, Houston, TX 77096.
(116)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 4670 Links Village Drive #D604, Ponce Inlet, FL 32127.
(117)	The selling stockholder has voting and investment power over the shares. The address of the selling stockholder is 6652 Pumpkin Ridge Dr., Windsor, CO 80550.
(118)	Represents shares underlying the Compensation Warrants issued to Paulson as compensation for services rendered as the exclusive placement agent for the Unit Financing. Each selling stockholder has sole voting and investment power with respect to their respective securities. The selling stockholders are affiliates of Paulson Investment Company LLC, a broker-dealer registered with the SEC and member of FINRA. The securities registered hereunder for resale by the selling security holders were obtained in the ordinary course of business and at the time had no agreements or understandings, directly or indirectly, with any person to distribute such securities. The address of the selling stockholders is 1001 SW 5th Avenue, Ste 1460, Portland, OR 97204.
(119)	Represents shares underlying the Compensation warrants issued to Paulson as compensation for services rendered as the exclusive placement agent for the Unit Financing. Byron Crowe, as the Chief Executive Officer of Paulson Investment Company, Inc., a broker-dealer registered with the SEC and member of FINRA, has voting and investment power over the shares. The address for Paulson is 1001 SW 5th Avenue, Ste 1460, Portland, OR 97204.
(120)	Represents shares underlying the Compensation warrants issued to Brookline Group LLC as compensation for services rendered as the non-exclusive placement agent for the Series A Financing. Madding King, III, as the Chief Executive Officer of Brookline Group, LLC, a broker-dealer registered with the SEC and member of FINRA, has voting and investment power over the shares. The address for Brookline Group, LLC is 2501 Twentieth Place South, Suite 275, Birmingham, AL 35223.
(121)	Represents shares underlying the Compensation Warrants issued to Brookline Capital Markets as compensation for services rendered as the non-exclusive placement agent for the Unit Financing and the Series A Financing. Each selling stockholder has sole voting and investment power with respect to their respective securities. The selling stockholders are affiliates of Brookline Capital Markets, a division of CIM Securities, LLC, a broker-dealer registered with the SEC and member of FINRA. The securities registered hereunder for resale by the selling security holders were obtained in the ordinary course of business and at the time had no agreements or understandings, directly or indirectly, with any person to distribute such securities. The address of the selling stockholders is 509 Madison Avenue, Suite 1006, New York, NY 10022.
(122)	The Shares beneficially owned after the Offering are covered by the Company’s Registration Statements on Form S-1’s which became effective on July 29, 2015 and July 1, 2014, respectively.

(**)	62,500 shares beneficially owned after this offering represent shares issuable upon the exercise of stock options that have vested or will vest within 60 days.

(***)	1,379,208 shares beneficially owned after this offering represent shares issuable upon the exercise of stock options that have vested or will vest within 60 days.

(****)	2,729,375 shares beneficially owned after this offering represent shares issuable upon the exercise of stock options that have vested or will vest within 60 days.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted by applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which all of the shares may be sold without restriction pursuant to Rule 144 of the Securities Act.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby and certain other legal matters will be passed upon for us by the law firm of Dorsey & Whitney LLP.

EXPERTS

EKS&H LLLP, our independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K, for the years ended June 30, 2016 and 2015, which are incorporated by reference in this prospectus and elsewhere in the registration statement on Amendment #1 to Form S-1. Our financial statements and schedule are incorporated by reference in reliance on EKS&H LLLP’s report, given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual reports, quarterly reports, current reports, and proxy and information statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of reports and other information from us are available on the SEC’s website at http://www.sec.gov. Such filings are also available at our website at http://www.antriabio.com. Website materials are not a part of this prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information that we have filed with it, meaning we can disclose important information to you by referring you to those documents already on file with the SEC. The information incorporated by reference is considered to be part of this prospectus except for any information that is superseded by other information that is included in this prospectus.

This filing incorporated by reference the following documents, which we have previously filed with the SEC pursuant to the Exchange Act:

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2016
•	Annual Report on Form 10-K for the year ended June 30, 2016
•	Current Reports on Form 8-K filed with the SEC on December 20, 2015, March 2, 2016, June 3, 2016, June 22, 2016, June 29, 2016, July 29, 2016, October 6, 2016, November 4, 2016 and December 29, 2016

In addition, all documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering, shall be deemed to be incorporated by reference into this prospectus.

We will provide, without charge, to each person, including any beneficial owner, to whom this prospectus is delivered, on the written or oral request of such person, a copy of any or all of the reports or documents incorporated by reference in this prospectus, but not delivered with this prospectus. Any request may be made by writing or telephoning us at the following address or telephone number:

AntriaBio, Inc.

1450 Infinite Drive

Louisville, CO 80027

Attn: Investor Relations

303-222-2128

investor-relations@antriabio.com

You may also access the documents incorporated by reference into this prospectus at our website address at www.antriabio.com. The other information and content contained on or linked from our website are not part of this prospectus.

ANTRIABIO, INC.

30,215,200 Shares

of

Common Stock

Prospectus

January 20, 2017